FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of October 2005
Commission File Number 333-7182-01


                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic


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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  X               Form 40-F
                            ---                        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                         No  X
                        ---                        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Report No. 1:

   CEZ Has Qualified for Tender for Romanian Distribution Company, Electrica Muntenia Sud, and Proceeds with Tender for Polish Power Plant, Kozienice.

According to the press release published yesterday by the Romanian Ministry of Economy and Trade on its website,(1) CEZ has advanced among the bidders who qualified for the privatization tender for the Romanian distribution company, Electrica Muntenia Sud. Nine other bidders in addition to CEZ have qualified for the tender.

On Friday, September 30th, the Polish Treasury Department announced further negotiations with all six bidders (including the energy utility, CEZ), who were short-listed in April of this year in the privatization tender for the Polish black coal-fired power plant, Kozienice, and submitted an additional bid early in September of this year.

The Romanian distribution company, Electrica Muntenia Sud, serves over one million customers in the capital of Bucharest and its adjoining regions, Giurgiu and Ilfov, selling more than 4.5 TWh of electricity annually. Electrica Muntenia Sud is directly neighboring Electrica Oltenia, a distribution company for which a tender was held at the end of last year. CEZ won the tender, and signed a privatization agreement early in April of this year.

Kozienice is the largest Polish thermal power plant and one of the largest power plants in Europe. It is a highly retrofitted power plant meeting the EU standards, with a useful output of 2,845 MW.

Report No. 2:

         Romanian Distribution Company, Oltenia, is Member of CEZ Group

The settlement of a privatization agreement related to the acquisition of a majority shareholding in the distribution company, Electrica Oltenia S.A., has been closed today in Bucharest, with Electrica Oltenia S.A. becoming another foreign member of the CEZ Group.

A share transfer, a capital increase of Electrica Oltenia, and the payment of the agreed purchase price of (euro)151 million have been made today in fulfillment of the privatization agreement. Of the purchase price, (euro)47.4 million goes to the payment for a 24.62% shareholding in the company, with the remaining (euro)103.6 million representing a capital increase resulting in a total 51% majority shareholding of CEZ in Electrica Oltenia S.A.

A seven-member expert team, CEZ Romania, headed by General Manager Jan Veskrna, has been operating in Romania since April, being involved in the standard acquisition of the distribution company. "During the acquisition, we will draw on our experience gained in Bulgaria, where the CEZ Group has been operating since January of this year," promised Radomir Lasak, Director and Manager of the Administration Division charged with the administration of foreign equity interests. "This is another step towards the achievement of the CEZ Group's objective of becoming the leader in the electricity markets of Central and Southeastern Europe. We are strongly committed to our participation in the Romanian energy industry, as evidenced by our application to take part in another privatization tender in electricity distribution, relating to Electrica Muntenia Sud," said Martin Roman, Chairman of the Board and CEO of CEZ.

Electrica Olzenia is the largest of eight Romanian distribution companies, with 19% of the Romanian electricity market and approximately 1.36 million customers. It operates within a territory having an area equal to nearly half that of the Czech Republic, in seven out of the total 40 Romanian provinces. It employs 2,970 people. The total annual quantity of electricity supplied by this company is about 6.8 TWh.

With the Romanian acquisition, the number of CEZ Group's end customers has reached 6.6 million, moving the CEZ Group from the ninth to the eighth largest among European energy utilities by number of customers.

Results of Electrica Oltenia according to IFRS:
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(euro) mil.                                 2003             2004
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Sales                                        361              399
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EBITDA                                       -17               70
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EBIT                                        -119               49
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Net Profit                                   -58               46
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Net Debt (debt - cash)                         1                1
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*Converted at a rate of 3,558  RON/EUR
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Average Number of Employees                 2,960            2,930
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Number of Customers                     1,364,901        1,371,398
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
                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          CEZ, a. s.
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                                                          (Registrant)
Date:  October 4, 2005

                                                 By: /s/ Libuse Latalova
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                                                         Libuse Latalova
                                                  Head of Finance Administration